Overview of FY2005 First Quarter Financial Results (Consolidated)
                     (Prepared in accordance with U.S. GAAP)

                                                                                                                     July 26, 2005
                                                                                                               (Stock code number:
Company name    Advantest Corporation                                                                       6857, TSE 1st Section)
                (URL http://www.advantest.co.jp/investors/)                                             (Ticker Symbol: ATE, NYSE)
Contacts        Company representative:  Toshio Maruyama, Representative Board Director, President and CEO
                Person-in-charge:        Hiroshi Nakamura, Manager, Accounting Department
                                                                                                              (TEL (03) 3214-7500)
1. Notes to the Quarterly Financial Results:
(1) Use of simplified accounting method:                                                          Yes
                              Simplified tax effect accounting is used for the calculation of tax expenses for the purpose of the quarterly financial results.

(2) Changes in accounting method from the most recent fiscal year:                                No
(3) Changes in scope of consolidation and equity method (as compared to March                     No
    31, 2005):
                              Number of consolidated subsidiaries:                                39
                                           (Newly included)                                        0
                                           (Excluded)                                              0
                              Number of unconsolidated subsidiaries:                               0
                              Number of affiliates accounted for under the equity method:          0
                                           (Newly included)                                        0
                                           (Excluded)                                              0
(4) Advantest's independent outside auditor has not been involved in the preparation of these consolidated quarterly financial statements.


2. Consolidated Financial Results of FY2005 1Q (April 1, 2005 through June 30, 2005)
(1) Consolidated Financial Results
------------------------------------------------------------------------------------------------------------------------------------
                                      Net sales             Operating income       Income before income              Net income
                                                                                           taxes
                              ------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
                                Million yen increase(%)   Million yen              Million yen              Million yen
  FY2005 Q1                          52,002      (27.8)        11,770       (47.5)      12,121       (46.5)       7,820      (44.1)
  FY2004 Q1                          72,065      165.2         22,402   92.5 times      22,660   94.1 times      13,995  97.7 times
------------------------------------------------------------------------------------------------------------------------------------
  (For reference) FY2004            239,439                    60,719                   61,808                   38,078
------------------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------
                                Net income per share      Net income per share
                                       (basic)                 (diluted)
----------------------------------------------------------------------------------
                                                 Yen                       Yen
  FY2005 Q1                           84.61                    84.37
  FY2004 Q1                          142.38                   142.02
----------------------------------------------------------------------------------
  (For reference) FY2004             389.54                   388.51
----------------------------------------------------------------------------------


(Note) The percentages shown in the above items including net sales and operating income are changes in comparison to the corresponding period of the previous fiscal year. The multiples shown for operating income, income before income taxes and net income are changes in comparison to the corresponding period of the previous fiscal year.

(Qualitative Information Regarding Consolidated Financial Results)

   During the first quarter of the current fiscal year, as a result of progress in the inventory adjustment for digital consumer products such as flat screen televisions, DVD recorders and cellular phones, and due to strong sales in personal computers, particularly notebook computers, Advantest's operating environment was steady due to the trend towards recovery in capital expenditures by the semiconductor manufacturers. In such an environment, Advantest introduced new products for next-generation semiconductors in order to meet customers' needs, as an effort to increase incoming orders and sales. Advantest continued to make efforts to improve productivity and reduce costs. As a result, during the first quarter of the current fiscal year, incoming orders decreased by 21.7% to JPY 60.8 billion from the same quarter of the previous fiscal year and net sales decreased by 27.8% to JPY 52 billion from the same quarter of the previous fiscal year. Income before income taxes decreased by 46.5% to JPY 12.1 billion from the same quarter of the previous fiscal year and net income for the current fiscal year decreased by 44.1% to JPY 7.8 billion from the same quarter of the previous fiscal year. Overseas sales as a percentage of total sales was 69.5% compared with 73.6% in the same quarter of the previous fiscal year.

(Results by Business Segment)

   During the first quarter of the current fiscal year, in the Semiconductor and Component Test System segment, incoming orders, net sales and operating income were JPY 46.9 billion, JPY 39.2 billion and JPY 11.2 billion, respectively, as semiconductor test systems for flash memory, MPUs and LCD driver IC maintained steady sales, despite restrained capital expenditures by some of the semiconductor manufacturers for DRAM semiconductor test systems due to low DRAM prices. In the Mechatronics System segment, incoming orders, net sales and operating income were JPY 10.8 billion, JPY 9.3 billion and JPY 2.2 billion respectively, as a result of steady demand in device interface products for DDR-SDRAM and flash memory, despite lagging sales in test handlers for DRAM. In the Services, Support and Others segment, incoming orders, net sales and operating income were JPY 4.5 billion, JPY 4.1 billion and JPY 0.8 billion respectively.


(2) Changes in Consolidated Financial Position
--------------------------------------------------------------------------------------------------------------------------------
                                    Total assets          Stockholders' equity    Equity-to-assets ratio    Stockholders' equity
                                                                                                                  per share
--------------------------------------------------------------------------------------------------------------------------------
                                     Million yen               Million yen                %                         Yen
  FY2005 Q1                         306,734                      213,448                  69.6                    2,309.40
  FY2004 Q1                         341,443                      234,517                  68.7                    2,385.79
---------------------------------------------------------------------------------------------------------------------------------
  (For reference) FY2004            296,769                      206,749                  69.7                    2,236.97
---------------------------------------------------------------------------------------------------------------------------------

(Consolidated Cash Flows)
----------------------------------------------------------------------------------------------------------------------------------
                                   Cash flows from     Cash flows from investing      Cash flows from   Cash and cash equivalents
                                operating activities           activities          financing activities     at end of period
----------------------------------------------------------------------------------------------------------------------------------
                                     Million yen               Million yen              Million yen            Million yen
  FY2005 Q1                            (785)                      (1,372)                 (2,157)                117,601
  FY2004 Q1                          10,383                       (2,489)                 (2,140)                107,535
----------------------------------------------------------------------------------------------------------------------------------
  (For reference) FY2004             90,327                       (8,250)                (63,036)                120,986
----------------------------------------------------------------------------------------------------------------------------------

(Qualitative Information Regarding Changes in Consolidated Financial Position)

   With respect to Advantest's financial position for the first fiscal quarter, total assets increased by JPY 9.9 billion to JPY 306.7 billion, due to the increase of accounts receivables by JPY 7.4 billion and inventory assets by JPY
6.1 billion. Total liabilities increased by JPY 3.2 billion to JPY 93.2 billion, primarily due to the increase of accounts payable by JPY 6.5 billion. Shareholders' equity was JPY 213.4 billion and equity-to-assets ratio decreased by 0.1 percentage points to 69.6% from the last fiscal year end.

(Cash Flow Statements)

   Cash and cash equivalents at the end of the first fiscal quarter decreased by JPY 3.3 billion from the end of the previous fiscal year to JPY 117.6 billion.
   Cash flows from operating activities was an outflow of JPY 0.7 billion, which consisted of an increase in account receivables and inventory assets despite posting net income for current period of JPY 7.8 billion.
   Cash flows from investing activities was an outflow of JPY 1.3 billion, which consisted primarily of capital expenditures on tangible fixed assets including lease assets.
   Cash flows from financing activities was an outflow of JPY 2.1 billion, which consisted primarily of dividends paid.

3. Projected Results for FY2005 (April 1, 2005 through March 31, 2006)
-----------------------------------------------------------------------------------------------------------
                                      Net sales        Income before income taxes       Net income

-----------------------------------------------------------------------------------------------------------
                                     Million yen               Million yen              Million yen
  FY2005 interim                       112,000                   25,000                   15,000
  FY2005                               240,000                   60,000                   37,000
-----------------------------------------------------------------------------------------------------------

(Qualitative Information Regarding Projected Results)

   With respect to Advantest's projected results in the second quarter and beyond, the prospect for semiconductor related capital expenditures remain positive with the recovering demand attributed to the progress in inventory adjustment of digital consumer products and the increase in demand for DRAM towards the year end sale season, despite the uncertainties regarding the economy attributable to inflating oil prices and fluctuations in the currency exchange rates against the Chinese yuan and the US dollar. Earnings forecast for the interim and the fiscal year ending March 2006, therefore, remains unchanged.

(Note) Figures presented in the Quarterly Financial Results have been rounded to the nearest million yen.


         Cautionary Statement with Respect to Forward-Looking Statements

   This document contains "forward-looking statements" that are based on Advantest's current expectations, estimates and projections. These forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause Advantest's actual results, levels of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. These factors include: (i) changes in demand for the products and services produced and offered by Advantest's customers, including semiconductors, communications services and electronic goods; (ii) circumstances relating to Advantest's investment in technology, including its ability to timely develop products that meet the changing needs of semiconductor manufacturers and communications network equipment and components makers and service providers; (iii) significant changes in the competitive environment in the major markets where Advantest purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold; and (iv) changes in economic conditions, currency exchange rates or political stability in the major markets where Advantest procures materials, components and supplies for the production of its principal products or where its products are produced, distributed or sold. A discussion of these and other factors which may affect Advantest's actual results, levels of activity, performance or achievements is contained in the "Operating and Financial Review and Prospects", "Key Information - Risk Factors" and "Information on the Company" sections and elsewhere in Advantest's annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.

Quarterly Consolidated Financial Statements (Summary)                          Advantest Corporation - Consolidated (June 2005)

1. Quarterly Consolidated Balance Sheets (Summary)
-----------------------------------------------------------------------------------------------------------------------------------
                                                 Q1 of FY2005               FY2004            Increase         Q1 of FY2004
                                            (As of June 30, 2005)   (As of March 31, 2005)   (Decrease)   (As of June 30, 2004)
-----------------------------------------------------------------------------------------------------------------------------------
           Item                      Notes   Amount     Percentage   Amount     Percentage     Amount        Amount     Percentage
                                              (in          (%)        (in          (%)          (in           (in          (%)
                                           million yen)            million yen)              million yen)  million yen)
-----------------------------------------------------------------------------------------------------------------------------------
         (Assets)
Cash and cash equivalents                      117,601                 120,986                    (3,385)      107,535
Trade accounts receivable, less
allowance for doubtful accounts       *1        64,157                  56,702                     7,455        88,818
Inventories                                     35,685                  29,585                     6,100        46,406
Other current assets                            17,599                  16,658                       941        23,154
                                            -----------             -----------              --------------------------
   Total current assets                        235,042     76.6        223,931     75.5           11,111       265,913      77.9

Investment securities                            7,944      2.6          7,772      2.6              172         7,818       2.3
Property, plant and equipment, net    *2        50,683     16.5         51,364     17.3             (681)       51,253      15.0
Intangible assets, at cost, less
accumulated amortization                         2,966      1.0          3,090      1.0             (124)        3,509       1.0
Other assets                                    10,099      3.3         10,612      3.6             (513)       12,950       3.8
                                            -----------             -----------              --------------------------
   Total assets                                306,734    100.0        296,769    100.0            9,965       341,443     100.0
                                            -----------             -----------              --------------------------

===================================================================================================================================
         (Liabilities)
Current installments of
long-term debt                                  20,043                  20,043                       --          4,543
Trade accounts payable                          29,748                  23,196                    6,552         34,048
Other current liabilities                       27,189                  30,755                   (3,566)        25,482
                                            -----------             -----------              --------------------------
   Total current liabilities                    76,980     25.1         73,994     24.9           2,986         64,073     18.8
Long-term debt, excluding current
installments                                        40      0.0             40      0.0               --        20,083      5.9
Accrued pension and severance cost              12,476      4.1         12,605      4.3            (129)        18,618      5.5
Other long-term liabilities                      3,790      1.2          3,381      1.1             409          3,495      0.9
                                            -----------             -----------              --------------------------
   Total liabilities                            93,286     30.4         90,020     30.3           3,266        106,269     31.1
                                            -----------             -----------              --------------------------
         (Minority interests)
Minority interests                                  --       --             --       --              --            657      0.2
         (Stockholders' equity)
Common stock                                    32,363     10.6         32,363     10.9              --         32,363      9.5
Capital surplus                                 35,277     11.5         35,263     11.9              14         32,973      9.7
Retained earnings                              215,625     70.3        210,121     70.8           5,504        188,867     55.2
Accumulated other comprehensive
income (loss)                         *3       (3,719)     (1.2)        (4,878)    (1.6)          1,159         (6,960)    (2.0)
Treasury stock                                (66,098)    (21.6)       (66,120)   (22.3)             22        (12,726)    (3.7)
                                            -----------             -----------              --------------------------
   Total stockholders' equity                  213,448     69.6        206,749     69.7           6,699        234,517     68.7
                                            -----------             -----------              --------------------------
   Total liabilities and
   stockholders' equity                        306,734    100.0        296,769    100.0           9,965        341,443    100.0
                                            -----------             -----------              --------------------------


(Notes)
1.  Allowance for doubtful accounts              2,184                   2,174                       10          2,461
2.  Accumulated depreciation on
    property, plant and equipment               69,117                  67,914                    1,203         65,599
3.  Accumulated other comprehensive
    income (loss)
    Foreign currency translation
    adjustment                                  (5,401)                 (6,452)                   1,051         (7,100)
    Net unrealized gains on
    securities                                   1,682                   1,574                      108          1,435
    Minimum pension liability
    adjustment                                      --                      --                       --         (1,295)

2.  Quarterly Consolidated Statements of Income (Summary)

-------------------------------------------------------------------------------------------------------------------------------
                                         Q1 of FY2005            Q1 of FY2004          Increase               FY2004

                                         April 1, 2005           April 1, 2004        (Decrease)           April 1, 2004
                                            through                 through                                   through
                                         June 30, 2005           June 30, 2004                            March 31, 2005

-------------------------------------------------------------------------------------------------------------------------------
                                     Amount     Percentage    Amount     Percentage    Amount            Amount     Percentage
              Item                 (in million     (%)      (in million     (%)      (in million       (in million     (%)
                                       yen)                     yen)                    yen)               yen)
-------------------------------------------------------------------------------------------------------------------------------
  Net sales                           52,002      100.0         72,065    100.0         (20,063)           239,439      100.0

  Cost of sales                       24,330       46.8         34,027     47.2          (9,697)           115,994       48.4

       Gross profit                   27,672       53.2         38,038     52.8         (10,366)           123,445       51.6

  Research and development expenses    6,635       12.8          5,813      8.1             822             26,280       11.0

  Selling, general and administrative  9,267       17.8          9,823     13.6            (556)            36,446       15.2
   expenses

       Operating income               11,770       22.6         22,402     31.1         (10,632)            60,719       25.4

  Other income (expense)

     Interest and dividend        329                       98                      231               597
     income

     Interest expense            (106)                    (113)                       7              (441)

     Minority interests (loss)      -                      (65)                      65               (84)

     Other                        128    351        0.7    338     258      0.3    (210)     93     1,017    1,089       0.4
                                -------------             -------------          --------------------------------
       Income before income           12,121       23.3         22,660     31.4         (10,539)            61,808      25.8
       taxes

  Income taxes                         4,301        8.3          8,665     12.0          (4,364)            23,730       9.9
                                    ---------                 ---------                ---------         ---------

       Net income                      7,820       15.0         13,995     19.4          (6,175)            38,078      15.9
-------------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------------
                                      Q1 of FY2005             Q1 of FY2004         Increase              FY2004
                                 April 1, 2005 through    April 1, 2004 through    (Decrease)    April 1, 2004 through
                                     June 30, 2005            June 30, 2004                          March 31, 2005
-------------------------------------------------------------------------------------------------------------------------------

              Item                  Amount (in yen)         Amount (in yen)      Amount (in yen)     Amount (in yen)
-------------------------------------------------------------------------------------------------------------------------------
    Net income per share

     Basic                             84.61                  142.38                 (57.77)            389.54

     Diluted                           84.37                  142.02                 (57.65)            388.51
-------------------------------------------------------------------------------------------------------------------------------

                                Advantest Corporation - Consolidated (June 2005)

3. Quarterly Consolidated Statements of Cash Flows (Summary)
------------------------------------------------------------------------------------------------------------------------------------
                                                                   Q1 of FY2005            Q1 of FY2004               FY2004

                                                               April 1, 2005 through  April 1, 2004 through   April 1, 2004 through
                                                                   June 30, 2005          June 30, 2004           March 31, 2005
------------------------------------------------------------------------------------------------------------------------------------
                                     Item                             Amount                  Amount                  Amount
                                                                 (in million yen)        (in million yen)        (in million yen)
------------------------------------------------------------------------------------------------------------------------------------
I   Cash flows from operating activities:
         Net income                                                       7,820                  13,995                 38,078
         Adjustments to reconcile net income to net cash
         provided by operating activities:
              Depreciation and amortization                               1,953                   2,036                  8,285
              Decrease (increase) in trade accounts receivable           (6,901)                (12,254)                20,953
              Decrease (increase) in inventories                         (5,977)                  3,284                 20,218
              Increase (decrease) in trade accounts payable               6,023                  (4,632)               (16,375)
              Other                                                      (3,703)                  7,954                 19,168
                                                                ---------------------------------------------------------------
                   Net cash provided by operating activities               (785)                 10,383                 90,327
                                                                ---------------------------------------------------------------

II  Cash flows from investing activities:
         Purchases of property, plant and equipment                      (1,444)                 (2,436)                (8,738)
         Other                                                               72                     (53)                   488
                                                                ---------------------------------------------------------------
                   Net cash used in investing activities                 (1,372)                 (2,489)                (8,250)
                                                                ---------------------------------------------------------------

III Cash flows from financing activities:

         Dividends paid                                                  (2,190)                 (2,319)                 (4,907)

         Other                                                               33                     179                 (58,129)
                                                                ----------------------------------------------------------------
                   Net cash used in financing activities                 (2,157)                 (2,140)                (63,036)
                                                                ----------------------------------------------------------------

IV  Net effect of exchange rate changes on cash and cash
    equivalents                                                             929                     635                     799
                                                                ----------------------------------------------------------------
V   Net change in cash and cash equivalents                              (3,385)                  6,389                  19,840

VI  Cash and cash equivalents at beginning of period                    120,986                 101,146                 101,146
                                                                ----------------------------------------------------------------
VII Cash and cash equivalents at end of period                          117,601                 107,535                 120,986
                                                                ----------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------------

          Advantest Corporation - Supplemental Information (June 2005)

Supplemental Information to FY2005 First Quarter Financial Results

1. Business Segment Operating Income
                                                                               (In billion yen; truncated after the hundred million)
------------------------------------------------------------------------------------------------------------------------------------
                                                   Q1 of FY2005           Q1 of FY2004      Increase              FY2004

                                                   April 1, 2005         April 1, 2004     (Decrease)          April 1, 2004
                                                      through               through                               through
                                                   June 30, 2005         June 30, 2004                         March 31, 2005
-----------------------------------------------------------------------------------------------------------------------------------
                                                Amount   Percentage    Amount    Percentage   Amount        Amount      Percentage
                                                            (%)                     (%)                                    (%)
-----------------------------------------------------------------------------------------------------------------------------------
Semiconductor      Sales to unaffiliated         38.5      98.2         54.0       94.5       (15.5)         173.9        96.3
and                customers
Component
Test System        Intersegment sales             0.7       1.8          3.1        5.5        (2.4)           6.7         3.7
-----------------------------------------------------------------------------------------------------------------------------------
          Net sales                              39.2     100.0         57.2      100.0       (18.0)         180.6       100.0
-----------------------------------------------------------------------------------------------------------------------------------
          Operating expenses                     27.9      71.3         37.8       66.2        (9.9)         130.0        72.0
-----------------------------------------------------------------------------------------------------------------------------------
          Operating income                       11.2      28.7         19.3       33.8        (8.1)          50.6        28.0
-----------------------------------------------------------------------------------------------------------------------------------
Mechatronics       Sales to unaffiliated
System             customers                      9.3      99.6         12.4       99.2        (3.1)          45.8        98.8

                   Intersegment sales             0.0       0.4          0.0        0.8         0.0            0.5         1.2
-----------------------------------------------------------------------------------------------------------------------------------
          Net sales                               9.3     100.0         12.5      100.0        (3.2)          46.3       100.0
-----------------------------------------------------------------------------------------------------------------------------------
          Operating expenses                      7.0      75.6          7.7       61.7        (0.7)          32.7        70.6
-----------------------------------------------------------------------------------------------------------------------------------
          Operating income                        2.2      24.4          4.7       38.3        (2.5)          13.6        29.4
-----------------------------------------------------------------------------------------------------------------------------------
Services,          Sales to unaffiliated
Support            customers                      4.1     100.0          5.5      100.0        (1.4)          19.6       100.0
and Others
                   Intersegment sales               -         -            -          -           -              -           -
-----------------------------------------------------------------------------------------------------------------------------------
          Net sales                               4.1     100.0          5.5      100.0        (1.4)          19.6       100.0
-----------------------------------------------------------------------------------------------------------------------------------
          Operating expenses                      3.2      79.1          4.9       89.2        (1.7)          16.2        82.7
-----------------------------------------------------------------------------------------------------------------------------------
          Operating income                        0.8      20.9          0.6       10.8         0.2            3.4        17.3
-----------------------------------------------------------------------------------------------------------------------------------
Elimination        Sales to unaffiliated
and                customers
Corporate                                           -         -            -          -           -              -           -
                   Intersegment sales            (0.7)    100.0         (3.2)     100.0         2.5           (7.3)      100.0
-----------------------------------------------------------------------------------------------------------------------------------
          Net sales                              (0.7)    100.0         (3.2)     100.0         2.5           (7.3)      100.0
-----------------------------------------------------------------------------------------------------------------------------------
          Operating expenses                      1.9         -         (0.9)         -         2.8            0.6           -
-----------------------------------------------------------------------------------------------------------------------------------
          Operating income                       (2.6)        -         (2.3)         -        (0.3)          (7.9)          -
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
Consolidated       Sales to unaffiliated
                   customers                     52.0     100.0         72.0      100.0       (20.0)         239.4       100.0

                   Intersegment sales               -         -            -          -           -              -           -
-----------------------------------------------------------------------------------------------------------------------------------
          Net sales                              52.0     100.0         72.0      100.0       (20.0)         239.4       100.0
-----------------------------------------------------------------------------------------------------------------------------------
          Operating expenses                     40.2      77.4         49.6       68.9        (9.4)         179.7        75.1
-----------------------------------------------------------------------------------------------------------------------------------
          Operating income                       11.7      22.6         22.4       31.1       (10.7)          59.6        24.9
-----------------------------------------------------------------------------------------------------------------------------------

2. Geographic Segment Net Sales
                                                                              (In billion yen; truncated after the hundred million)
-----------------------------------------------------------------------------------------------------------------------------------

                                                Q1 of FY2005            Q1 of FY2004          Increase               FY2004

                                               April 1, 2005            April 1, 2004        (Decrease)         April 1, 2004
                                                  through                  through                                  through
                                               June 30, 2005            June 30, 2004                           March 31, 2005
-----------------------------------------------------------------------------------------------------------------------------------
                                            Amount   Percentage    Amount    Percentage       Amount      Amount     Percentage
                                                        (%)                     (%)                                     (%)
-----------------------------------------------------------------------------------------------------------------------------------
          Americas                          4.7        9.2             8.1        11.3            (3.4)      23.0       9.6
          -------------------------------------------------------------------------------------------------------------------------
          Europe                            2.0        4.0             3.3         4.6            (1.3)      12.2       5.1
          -------------------------------------------------------------------------------------------------------------------------
          Asia                             29.2       56.3            41.6        57.7           (12.4)     144.1      60.2
          -------------------------------------------------------------------------------------------------------------------------
                  Total Overseas           36.1       69.5            53.0        73.6           (16.9)     179.4      74.9
          -------------------------------------------------------------------------------------------------------------------------
          Japan                            15.8       30.5            18.9        26.4            (3.1)      60.0      25.1
          -------------------------------------------------------------------------------------------------------------------------
                  Consolidated             52.0      100.0            72.0       100.0           (20.0)     239.4     100.0
-----------------------------------------------------------------------------------------------------------------------------------

3. Consolidated Net Sales by Business Segment
                                                                           (In billion yen; truncated after the hundred million)
 ----------------------------------------------------------------------------------------------------------------------------------
                                                 Q1 of FY2005           Q1 of FY2004       Increase          FY2004

                                             April 1, 2005 through  April 1, 2004 through (Decrease)   April 1, 2004 through
                                                 June 30, 2005          June 30, 2004                      March 31, 2005
 ==================================================================================================================================
      Semiconductor and Component Test
      System                                         39.2                   57.2            (18.0)             180.6
      -----------------------------------------------------------------------------------------------------------------------------
      Mechatronics System                             9.3                   12.5             (3.2)              46.3
      -----------------------------------------------------------------------------------------------------------------------------
      Services, Support and Others                    4.1                    5.5             (1.4)              19.6
      -----------------------------------------------------------------------------------------------------------------------------
      Elimination                                    (0.7)                  (3.2)             2.5               (7.3)
      -----------------------------------------------------------------------------------------------------------------------------
 Total net sales                                     52.0                   72.0            (20.0)             239.4
 ----------------------------------------------------------------------------------------------------------------------------------

4. Consolidated Volume of Orders and Orders Backlog by Business Segment
                                                                           (In billion yen; truncated after the hundred million)
 ----------------------------------------------------------------------------------------------------------------------------------

                                                 Q1 of FY2005           Q1 of FY2004       Increase          FY2004

                                             April 1, 2005 through  April 1, 2004 through (Decrease)   April 1, 2004 through
                                                 June 30, 2005          June 30, 2004                      March 31, 2005
      -----------------------------------------------------------------------------------------------------------------------------
      Semiconductor and Component Test
      System                                         46.9                   63.2            (16.3)             171.0
      -----------------------------------------------------------------------------------------------------------------------------
      Mechatronics System                            10.8                   13.7             (2.9)              43.8
      -----------------------------------------------------------------------------------------------------------------------------
      Services, Support and Others                    4.5                    5.3             (0.8)              19.1
      -----------------------------------------------------------------------------------------------------------------------------
      Elimination                                    (1.5)                  (4.6)             3.1               (6.5)
      -----------------------------------------------------------------------------------------------------------------------------
 Total volume of orders                              60.8                   77.6            (16.8)             227.4
 ----------------------------------------------------------------------------------------------------------------------------------

                                                 Q1 of FY2005           Q1 of FY2004        Increase         FY2004
                                             (As of June 30, 2005)  (As of June 30, 2004)  (Decrease) (As of March 31, 2005)
 ---------------------------------------------------------------------------------------------------------------------------------
      Semiconductor and Component Test               39.8                   47.6             (7.8)              32.0
      System
      -----------------------------------------------------------------------------------------------------------------------------
      Mechatronics System                             8.1                   10.4             (2.3)               6.6
      -----------------------------------------------------------------------------------------------------------------------------
      Services, Support and Others                    1.2                    1.1              0.1                0.8
      -----------------------------------------------------------------------------------------------------------------------------
      Elimination                                    (0.8)                  (2.1)             1.3               (0.0)
      -----------------------------------------------------------------------------------------------------------------------------
 Total orders backlog                                48.3                   57.0             (8.7)              39.5
 ----------------------------------------------------------------------------------------------------------------------------------
 (Note)      The amount of incoming orders for any given period consists of the sum of the revenues for such period and the amount of backlog at the end of such period less the backlog at the end of the previous fiscal year.  Incoming orders are recorded as such upon receipt of a written customer order.

5. Consolidated Cash Flows
 ----------------------------------------------------------------------------------------------------------------------------------
                                                                               (In billion yen; truncated after the hundred million)

                                                    Q1 of FY2005                Q1 of FY2004                 FY2004

                                                April 1, 2005 through       April 1, 2004 through    April 1, 2004 through
                                                    June 30, 2005               June 30, 2004            March 31, 2005
                                                -----------------------------------------------------------------------------------
      Operating activities                              (0.7)                       10.3                      90.3
      -----------------------------------------------------------------------------------------------------------------------------
      Investing activities                              (1.3)                       (2.4)                     (8.2)
      -----------------------------------------------------------------------------------------------------------------------------
      (Free cash flows)                                 (2.1)                        7.8                      82.0
      -----------------------------------------------------------------------------------------------------------------------------
      Financing activities                              (2.1)                       (2.1)                    (63.0)
      -----------------------------------------------------------------------------------------------------------------------------
 Total cash flows                                       (4.3)                        5.7                      19.0
                                                   --------------------------------------------------------------------------------
 Cash and cash equivalents at end of period            117.6                       107.5                     120.9
 ----------------------------------------------------------------------------------------------------------------------------------

6. Consolidated Capital Expenditures, Depreciation and Amortization and Research and Development Expenses
 ----------------------------------------------------------------------------------------------------------------------------------
                                                                               (In billion yen; truncated after the hundred million)

                                          Q1 of FY2005                Q1 of FY2004           Increase              FY2004

                                      April 1, 2005 through       April 1, 2004 through     (Decrease)     April 1, 2004 through
                                          June 30, 2005               June 30, 2004                              March 31, 2005
 ----------------------------------------------------------------------------------------------------------------------------------
 Capital expenditures                         1.1                        2.3                  (1.2)                 9.3
 ----------------------------------------------------------------------------------------------------------------------------------
 Depreciation and amortization                1.9                        2.0                  (0.1)                 8.2
 ----------------------------------------------------------------------------------------------------------------------------------
 Research and development expenses            6.6                        5.8                   0.8                 26.2
 ----------------------------------------------------------------------------------------------------------------------------------

7. Number of Employees (Advantest Corporation and Consolidated Subsidiaries)
 ----------------------------------------------------------------------------------------------------------------------------------
                                                                                                                           (Persons)


                                              Q1 of FY2005                   FY2004             Increase         Q1 of FY2004
                                          (As of June 30, 2005)      (As of March 31, 2005)    (Decrease)   (As of June 30, 2004)
 ----------------------------------------------------------------------------------------------------------------------------------
 Unconsolidated                                   1,461                      1,433                28                 1,468
 ----------------------------------------------------------------------------------------------------------------------------------
 Affiliates                                       2,138                      2,132                 6                 2,096
 ----------------------------------------------------------------------------------------------------------------------------------
 Consolidated full-time employee total            3,599                      3,565                34                 3,564
 ----------------------------------------------------------------------------------------------------------------------------------

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